Exhibit 99.4

Annual CEO Certification to the New York Stock Exchange

(Section 303A.12(a))

As the Chief Executive Office of Systemax Inc., and required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of the NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

/s/ RICHARD LEEDS

Richard Leeds

Chief Executive Officer

Date: March 26, 2004

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors of
SYSTEMAX INC.:

We have audited the accompanying consolidated balance sheets of Systemax Inc. and its subsidiaries, (the "Company"), as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for goodwill and other intangible assets in 2002 to conform to Financial Accounting Standards Board Statement No. 142 ("Goodwill and Other Intangible Assets").

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 12, 2004

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(IN THOUSANDS, except for share data)

                                                                                           2003             2002
                                                                                           ----             ----
ASSETS:
   CURRENT ASSETS:
      Cash and cash equivalents                                                         $38,702          $62,995
      Accounts receivable, net of allowances of $10,000 (2003) and $11,275 (2002)       152,435          148,554
      Inventories                                                                       133,905           98,401
      Prepaid expenses and other current assets                                          26,849           31,343
      Deferred income tax assets                                                         10,132            9,073
                                                                                        -------          -------
           Total current assets                                                         362,023          350,366

   PROPERTY, PLANT AND EQUIPMENT, net                                                    68,647           71,133
   DEFERRED INCOME TAX ASSETS                                                            14,606           15,100
   OTHER ASSETS                                                                             376            1,305
                                                                                        -------          -------

           TOTAL                                                                       $445,652         $437,904
                                                                                       ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
   CURRENT LIABILITIES:
      Short-term borrowings, including current portions of long-term debt               $20,814          $21,211
      Accounts payable                                                                  141,106          131,510
      Accrued expenses and other current liabilities                                     51,037           64,349
                                                                                        -------          -------
           Total current liabilities                                                    212,957          217,070
                                                                                        -------          -------

   LONG-TERM DEBT                                                                        18,353           17,519
   OTHER LIABILITIES                                                                      1,768            1,398

   COMMITMENTS AND CONTINGENCIES

   SHAREHOLDERS' EQUITY:
   Preferred stock, par value $.01 per share, authorized 25 million shares, issued none
   Common stock, par value $.01 per share, authorized 150 million shares, issued
      38,231,990 shares; outstanding 34,288,068 (2003) and 34,104,290 (2002)
      shares                                                                                382              382
   Additional paid-in capital                                                           175,343          176,743
   Accumulated other comprehensive income (loss), net of tax                              2,157          (2,130)
   Retained earnings                                                                     81,022           75,411
                                                                                        -------          -------
                                                                                        258,904          250,406
   Less: common stock in treasury at cost - 3,943,922 (2003) and 4,127,700
      (2002) shares                                                                      46,330           48,489
                                                                                        -------          -------
                        Total shareholders' equity                                      212,574          201,917
                                                                                        -------          -------

           TOTAL                                                                       $445,652         $437,904
                                                                                       ========         ========

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                                               2003             2002              2001
                                                                               ----             ----              ----
Net sales                                                                $1,657,778       $1,551,517        $1,546,975
Cost of sales                                                             1,389,509        1,285,929         1,270,051
                                                                     ---------------  ---------------  ---------------
Gross profit                                                                268,269          265,588           276,924
Selling, general and administrative expenses                                251,460          256,075           271,636
Restructuring and other charges                                               1,726           17,294             2,758
Goodwill impairment                                                           2,560
                                                                     ---------------  ---------------  ---------------
Income (loss) from operations                                                12,523           (7,781)            2,530
Interest and other income, net                                                 (755)            (427)             (276)
Interest expense                                                              2,344            1,653             1,764
                                                                     ---------------  ---------------  ----------------
Income (loss) before income taxes                                            10,934           (9,007)            1,042
Provision (benefit) for income taxes                                          5,323           (1,039)              389
                                                                     ---------------  ---------------  ----------------
Income (loss) before cumulative effect of change in accounting                5,611           (7,968)              653
  principle, net of tax
Cumulative effect of change in accounting principle, net of tax                              (50,971)
                                                                     ---------------  ---------------  ----------------
Net income (loss)                                                            $5,611         $(58,939)             $653
                                                                     ===============  ===============  ================

Net income (loss) per common share, basic and diluted:
Income (loss) before cumulative effect of change in accounting
  principle, net of tax                                                        $.16           $(.23)              $.02
Cumulative effect of change in accounting principle, net of tax                               (1.50)
                                                                     ---------------  ---------------  ----------------
Net income (loss)                                                              $.16          $(1.73)              $.02
                                                                     ===============  ===============  ================

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)

                                         Common Stock                         Accumulated
                                   -------------------------                     Other
                                                     Additional              Comprehensive       Treasury       Comprehensive
                                   Number of          Paid-in    Retained    Income (Loss),       Stock        Income (Loss),
                                    Shares   Amount   Capital    Earnings      Net of Tax        At Cost         Net of Tax
                                   --------- ------ ----------- ----------- ----------------- --------------- ------------------

Balances, January 1, 2001           34,104    $382    $176,743    $133,697          $(6,662)       $(48,489)

Change in cumulative translation
adjustment                                                                           (1,376)                       $(1,376)
Net income                                                             653                                             653
                                    ------    ----     -------         ---            -----          -------           ---

Total comprehensive loss                                                                                             $(723)
                                                                                                                     ======

Balances, December 31, 2001         34,104     382     176,743     134,350           (8,038)        (48,489)

Change in cumulative translation
adjustment                                                                            5,908                          $5,908
Net loss                                                           (58,939)                                         (58,939)
                                    ------    ----     -------     ------             -----          -------         ------

Total comprehensive loss                                                                                           $(53,031)
                                                                                                                   =========

Balances, December 31, 2002         34,104     382     176,743      75,411           (2,130)        (48,489)

Change in cumulative translation
adjustment                                                                            4,287                          $4,287
Exercise of stock options              184              (1,400)                                       2,159
Net income                                                           5,611                                            5,611
                                    ------    ----     -------       -----            -----           -----           -----

Total comprehensive income                                                                                           $9,898
                                                                                                                     ======

Balances, December 31, 2003         34,288    $382    $175,343     $81,022           $2,157        $(46,330)
                                    ======    ====    ========     =======           ======        =========

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)

                                                                                     2003            2002            2001
                                                                                     ----            ----            ----
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
   Net income (loss)                                                               $5,611        $(58,939)           $653
   Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
       Cumulative effect of change in accounting principle, net of tax                             50,971
       Goodwill impairment                                                          2,560
       Loss on dispositions and abandonment                                           595          14,843           2,003
       Depreciation and amortization, net                                          13,938          13,652          15,143
       Provision for deferred income taxes                                         (1,847)         (3,475)          7,929
       Provision for returns and doubtful accounts                                  3,906           4,581           3,696
   Changes in operating assets and liabilities:
       Accounts receivable                                                          6,182          (5,922)         40,124
       Inventories                                                                (30,089)         (2,644)         33,946
       Prepaid expenses and other current assets                                    7,972          (8,422)          9,048
       Income taxes receivable                                                     (3,915)          7,755          19,445
       Accounts payable, accrued expenses and other current liabilities           (11,861)         (7,532)        (36,381)
                                                                                   ------          ------          ------
           Net cash provided by (used in) operating activities                     (6,948)          4,868          95,606
                                                                                   ------          ------          ------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
   Investments in property, plant and equipment                                    (8,699)        (15,367)        (24,682)
   Proceeds from disposals of property, plant and equipment                            11             635             856
   Purchase of minority interest                                                   (2,560)
                                                                                   ------          ------          ------
           Net cash used in investing activities                                  (11,248)        (14,732)        (23,826)
                                                                                   ------          ------          ------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
   Issuance of long-term borrowings and capital lease obligations                   1,534          18,879
   Proceeds (repayments) of borrowings from banks                                  (2,951)         15,253         (45,762)
   Repayments of long-term debt and capital lease obligations                      (1,257)           (348)
   Exercise of stock options                                                          759
                                                                                   ------          ------          ------
           Net cash provided by (used in) financing activities                     (1,915)         33,784         (45,762)
                                                                                   ------          ------          ------

EFFECTS OF EXCHANGE RATES ON CASH                                                  (4,182)          2,611          (4,050)
                                                                                   ------          ------          ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (24,293)         26,531          21,968
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                      62,995          36,464          14,496
                                                                                   ------          ------          ------

CASH AND CASH EQUIVALENTS - END OF YEAR                                           $38,702         $62,995         $36,464
                                                                                   ======          ======          ======

SUPPLEMENTAL DISCLOSURES:
       Interest paid                                                               $2,697          $1,375          $2,026
                                                                                   ======          ======          ======
       Income taxes paid                                                          $13,840          $5,397          $3,819
                                                                                   ======          ======          ======

See notes to consolidated financial statements.

SYSTEMAX INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation. The equity method of accounting is used for the Company's investment in a 50%-owned joint venture. The results of operations of this investee are not material to the results of operations of the Company. The joint venture brokers paper, a significant portion of which is used by the Company in printing its catalogs.

Use of Estimates In Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation - The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for balance sheet items and average exchange rates for the statements of operations items. The translation differences are recorded as a separate component of shareholders' equity.

Cash and Cash Equivalents - The Company considers amounts held in money market accounts and other short-term investments with an original maturity date of three months or less to be cash equivalents. The Company's investments in cash equivalents are classified as debt securities available-for-sale and are stated at fair market value. Unrealized holding gains and losses are not significant for any of the years presented.

Inventories - Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method.

Property, Plant and Equipment - Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment is on the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Capitalized Software Costs - The Company capitalizes purchased software ready for service and capitalizes software development costs incurred on significant projects from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include materials and service costs and payroll and payroll-related costs. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Goodwill - The cost in excess of fair value of net assets of businesses acquired is recorded in the consolidated balance sheets as "Goodwill." In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", the Company ceased amortization of goodwill effective January 1, 2002. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over periods of 10 to 40 years. Amortization expense was $1,605,000 in 2001. The Company completed the transitional impairment analysis required under SFAS 142 during 2002, which resulted in an implied fair value of goodwill of zero. See Note 2 for the impact of the adoption of SFAS 142 on the consolidated financial statements

Evaluation of Long-lived Assets - Long-lived assets are evaluated for recoverability in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Product Warranties - Provisions for estimated future expenses relating to product warranties for the Company's assembled PCs are recorded as cost of sales when revenue is recorded. Liability estimates are determined based on management judgment considering such factors as the number of units sold, historical and anticipated rates of warranty claims and the likely current cost of corrective action.

Income taxes - Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. Valuation allowances are provided for deferred tax assets to the extent it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Revenue Recognition and Accounts Receivable - The Company recognizes sales of products, including shipping revenue, at the time of shipment. Allowances for estimated subsequent customer returns are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period.

Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns. The changes in these allowance accounts are summarized as follows (in thousands):

                                                         Years ended December 31,
                                                  -------------------------------------
                                                     2003           2002           2001
                                                     ----           ----           ----
          Balance, beginning of year              $11,275        $11,120        $15,329
          Charged to expense                        3,906          4,581          3,696
          Deductions                               (5,181)        (4,426)        (7,905)
                                                    -----          -----          -----
          Balance, end of year                    $10,000        $11,275        $11,120
                                                  =======        =======        =======
Advertising Costs - Direct response advertising costs, consisting primarily of catalog preparation, printing and postage expenditures are amortized over the period of catalog distribution during which the benefits are expected. Advertising expenditures relating to the Company's national advertising campaign and other television advertising costs are expensed in the period the advertising takes place.

Advertising costs, net of rebates from vendors, of $43.7 million in 2003, $44.1 million in 2002 and $53.0 million in 2001 are included in the accompanying Consolidated Statements of Operations. Effective January 1, 2003 the Company adopted Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 requires that consideration received from vendors, such as advertising support funds, be accounted for as a reduction of cost of sales unless certain conditions are met showing that the funds are used for a specific program entirely funded by an individual vendor. If these specific requirements related to individual vendors are met, the consideration is accounted for as a reduction in the related expense category, such as advertising expense. EITF 02-16 applies to all agreements modified or entered into on or after January 1, 2003. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. As a result of prospectively adopting EITF 02-16, the Company has recorded $14.5 million for the year ended December 31, 2003 of vendor consideration as a reduction of cost of sales. Adopting EITF 02-16 had no impact on income (loss) from operations, as the vendor consideration recorded as a reduction of cost of sales would previously have been recorded as a reduction of advertising expense.

Prepaid expenses at December 31, 2003 and 2002 include deferred advertising costs of $4.2 million and $3.6 million, respectively, which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Research and Development Costs - Costs incurred in connection with research and development are expensed as incurred. Such expenses for the years ended December 31, 2003, 2002 and 2001 aggregated approximately $800,000, $1,036,000 and $1,539,000, respectively.

Derivative Financial Instruments - The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, effective January 1, 2001. SFAS 133 requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings (see Note 6).

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments may be used to manage exposures related to changes in foreign currency exchange rates and interest rate risk on variable rate indebtedness.

Net Income (Loss) Per Common Share - The Company calculates net income (loss) per share in accordance with SFAS 128, "Earnings Per Share". Net income (loss) per common share-basic was calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income (loss) per common share-diluted was calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive options outstanding during the respective periods except in loss periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company are reflected in net income (loss) per share – diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 697,000 in 2003, 1,149,000 in 2002 and 1,979,000 in 2001 due to their antidilutive effect.

The weighted average common shares outstanding for the computation of basic earnings per common share for 2003, 2002 and 2001 were 34.2 million, 34.1 million and 34.1 million, respectively. Additionally, in 2003, 715,000 of equivalent common shares and in 2001, 19,000 of equivalent common shares were included for the diluted calculation.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is included in the Consolidated Statements of Shareholders' Equity. Comprehensive income (loss) was $9,898,000 in 2003, $(53,031,000) in 2002 and $(723,000) in 2001, net of tax effects on foreign currency translation adjustments of $(3,030,000) in 2003, $3,483,000 in 2002 and $1,338,000 in 2001.

Stock-based Compensation - The Company has three stock-based compensation plans, two of which are for employees, consultants and advisors and the third of which is for non-employee directors, which are more fully described in Note 8. The Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" for stock-based compensation and to provide the pro forma disclosures required under SFAS 148, "Accounting for Stock-based Compensation – Transition and Disclosure". No stock-based employee compensation cost is reflected in net income (loss), as all options granted under the plans have an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share had compensation costs of the plans been determined under a fair value alternative method as stated in SFAS 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

                                                                   2003        2002        2001
                                                                   ----        ----        ----
     Net income (loss) - as reported                             $5,611    $(58,939)       $653
     Stock-based employee compensation expense determined
     under fair value based method, net of related tax effects      544         713         780
                                                                 ------    --------       -----
     Pro forma net income (loss)                                 $5,067    $(59,652)      $(127)
                                                                 ======    ========       =====

     Basic and diluted net income (loss) per common share:
     Net income (loss) - as reported                               $.16      $(1.73)       $.02
                                                                   ====      ======        ====
     Net income (loss) - pro forma                                 $.15      $(1.75)          -
                                                                   ====      ======        ====
The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        2003      2002      2001
                                                        ----      ----      ----
          Expected dividend yield                         0%        0%        0%
          Risk-free interest rate                       5.9%      5.6%      6.1%
          Expected volatility                          76.0%     71.0%     72.0%
          Expected life in years                        2.41      2.52      3.17
The weighted average contractual life of the stock options outstanding was 7.7 years at December 31, 2003, 7.8 years at December 31, 2002 and 8.1 years at December 31, 2001.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. FIN 45 also elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the recognition and measurement provisions of FIN 45 did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued FIN 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin ("ARB") 51, "Consolidated Financial Statements", for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The Company has adopted FIN 46R and is evaluating the impact of this interpretation on its consolidated financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies SFAS 133 for the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial statements.

2.	BUSINESS COMBINATIONS AND GOODWILL

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting requirements for goodwill and other intangible assets. SFAS 142 requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. With the adoption of SFAS 142, management determined that the carrying value of the Company was impaired in an amount greater than the carrying value of goodwill at the date of adoption. As required by SFAS 142, the entire carrying value of goodwill was written off. This write-off, $68 million ($51 million or $1.50 per share, net of tax), was reported as a cumulative effect of a change in accounting principle, on a net of tax basis, in the Company's Consolidated Statements of Operations for the year ended December 31, 2002. The adoption of SFAS 142 had no cash flow impact on the Company.

During the second quarter of 2003, the Company purchased the minority ownership of its Netherlands subsidiary pursuant to the terms of the original purchase agreement for approximately $2.6 million. All of the purchase price was attributable to goodwill and, as a result of an impairment analysis, was written off in accordance with SFAS 142.

Adoption of the non-amortization provisions of SFAS 142 as of January 1, 2001 would have increased net income for the year ended December 31, 2001 by $1,126,000, or $.03 per diluted share.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following (in thousands):

                                                                          2003          2002
                                                                          ----          ----
     Land and buildings............................................... $ 46,898      $ 43,268
     Furniture and fixtures, office, computer and other equipment.....   78,327        71,453
     Leasehold improvements ..........................................   14,010        12,660
                                                                         ------        ------
                                                                        139,235       127,381
     Less accumulated depreciation and amortization...................   70,588        56,248
                                                                         ------        ------
     Property, plant and equipment, net............................... $ 68,647      $ 71,133
                                                                       ========      ========
4.	RELATED PARTY TRANSACTIONS

The Company leased one warehouse and office facility from affiliates during the year ended December 31, 2003 (see Note 10) and vacated a second warehouse and office facility leased from affiliates during 2002. Rent expense under those leases aggregated approximately $612,000 (2003), $1,071,000 (2002) and $1,224,000 (2001).

5.	CREDIT FACILITIES

The Company maintains a $70,000,000 revolving credit agreement with a group of financial institutions which provides for borrowings in the United States. The borrowings are secured by all of the domestic accounts receivable and inventories of the Company and the Company's shares of stock in its domestic subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on June 15, 2004. The borrowings under the agreement are subject to borrowing base limitations of up to 75% of eligible accounts receivable and up to 25% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the agent bank's base rate (4.25% at December 31, 2003) plus 0.25% to 0.75% or the bank's daily LIBOR rate (2.87% at December 31, 2003) plus 2.25% to 3%. The facility also calls for a commitment fee payable quarterly in arrears of 0.5% of the average daily unused portion of the facility. The revolving credit agreement contains certain financial and other covenants, including restrictions on capital expenditures and payments of dividends. The Company was in compliance with all of the covenants as of December 31, 2003. As of December 31, 2003, availability under the agreement was $49.0 million. There were outstanding letters of credit of $8.0 million as of December 31, 2003 and $6.1 million as of December 31, 2002 and there were no outstanding advances as of December 31, 2003 and December 31, 2002.

The Company also has a £15,000,000 ($26,852,000 at the December 31, 2003 exchange rate) multi-currency credit facility with a United Kingdom financial institution, which is available to its United Kingdom subsidiaries. Drawings under the facility may be made by overdraft, trade acceptance or loan. The facility does not have a termination date, but may be canceled with six months notice beginning in December 2003. Borrowings under the facility are secured by certain assets of the Company's United Kingdom subsidiaries and a portion of the line is subject to a borrowing base limitation of 70% of eligible accounts receivable. At December 31, 2003 there were £7.5 million ($13.3 million) of borrowings outstanding under this line with interest payable at a rate of 5.85%. At December 31, 2002 there were £12.4 million ($20.0 million at the December 31, 2002 exchange rate) of borrowings outstanding under this line with interest payable at a rate of 6.08%.

In October 2003, the Company's Netherlands subsidiary entered into a €5 million ($6,307,000 at the December 31, 2003 exchange rate) credit facility. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2003 there were €4.5 million ($5.7 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in November 2005.

The weighted average interest rate on short-term borrowings was 5.2% in 2003, 6.3% in 2002 and 6.6% in 2001.

6.	LONG-TERM DEBT

Long-term debt consists of (in thousands):

                                                               2003             2002
                                                               ----             ----
          Mortgage note payable (a)                         $ 8,170          $ 8,319
          Term loan payable (b)                              10,338           10,360
          Capitalized equipment lease obligations             1,591               90
                                                              -----            -----
                                                             20,099           18,769
          Less: current portion                               1,746            1,250
                                                              -----            -----
                                                            $18,353          $17,519
                                                            =======          =======
(a) Mortgage note payable. The Company has a ten year, $8.4 million mortgage loan on its Georgia distribution facility. The mortgage has monthly principal and interest payments of $62,000 through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage bears interest at 7.04% and is collateralized by the underlying land and building.

(b) Term loan payable. The Company has a term loan agreement which was used to finance the construction of its United Kingdom facility and which is secured by the underlying land and building. The loan matures in August 2012 and is repayable in quarterly installments of(pound)165,000 ($295,000) plus interest. The outstanding borrowing bears interest at LIBOR plus 160 basis points (5.25% at December 31, 2003 and 5.69% at December 31,2002). The term loan agreement also contains certain financial and other covenants related to the Company's United Kingdom subsidiaries.

In connection with this term loan, the Company also entered into an interest rate collar agreement to reduce its exposure to market rate fluctuations. The collar agreement covers a period of three years, matures in the same amounts and over the same periods as the related debt and has a cap of 6.0% and a floor of 4.5%. This derivative has been designated as a cash flow hedge for accounting purposes. As of December 31, 2003, the notional amount of the interest rate collar was £5,775,000 ($10,338,000). The collar was in a loss position of approximately $39,000 as of December 31, 2003 and $117,000 as of December 31, 2002, and, accordingly, the aggregate fair value of the collar was recorded as a liability. The changes in the fair value of this derivative for the years ended December 31, 2003 and 2002 have been recognized in the Consolidated Statement of Operations as this hedge was determined to be ineffective. The Company considers the credit risk related to the interest rate collar to be low because such instrument was entered into with a financial institution having a high credit rating and is generally settled on a net basis.

The aggregate maturities of long-term debt outstanding at December 31, 2003 are as follows (in thousands):

                                2004      2005      2006      2007      2008   After 2008
                                ----      ----      ----      ----      ----   ----------
          Maturities          $1,746    $1,740    $1,745    $1,675    $1,516      $11,677
7.	RESTRUCTURING AND OTHER CHARGES

The Company periodically assesses its operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs. During the years ended December 31, 2001, 2002 and 2003, management approved and implemented restructuring actions which included workforce reductions and facility consolidations.

In the fourth quarter of 2003, the Company implemented a plan to consolidate the warehousing facilities in its United States computer supplies business. The Company recorded $713,000 of costs related to this plan, including $233,000 of non-cash costs for impairment of the carrying value of fixed assets and $480,000 of charges for other exit costs.

During fiscal 2002 the Company implemented a restructuring plan to consolidate the activities of its three United Kingdom locations into a new facility constructed for the Company. The restructuring plan resulted in a pre-tax charge, included in "Restructuring and other charges", of $4.1 million. Of the total charge, $0.5 million was non-cash for the impairment in carrying value of fixed assets, $1.9 million was for recruitment, staff relocation costs and severance and benefits for approximately 150 terminated employees and $1.7 million was for other exit costs, primarily facilities closing costs and lease termination costs. During the year ended December 31, 2003, the Company recorded $2.2 million of additional costs, net of reductions, related to this plan as a charge to operations. These charges consisted of $1.6 million of other restructuring activities representing adjustments to the original estimates of lease and contract termination costs and $600,000 of additional non-cash asset impairments related to buildings vacated. Through December 31, 2003, total cash charges of approximately $3.4 million had been expended under this plan.

The Company incurred approximately $750,000 of costs during the year ended December 31, 2001 related to consolidation of one of its domestic warehouses.

The following table summarizes the components of the restructuring charges, the cash payments, non-cash activities, and the remaining accrual as of December 31, 2003:

                                          Severance and         Asset        Other
                                        Personnel Costs   Write-downs   Exit Costs     Total
                                        ---------------   -----------   ----------     -----
          Charged to expense in 2002             $1,870          $525       $1,656    $4,051
          Amounts utilized                       (1,693)         (525)        (851)   (3,069)
                                                 ------          ----         ----    ------
          Accrued at December 31, 2002              177                        805       982
          Charged to expense in 2003                 63           863        1,985     2,911
          Amounts utilized                         (177)                      (691)     (868)
                                                    ---           ---        -----       ---
          Accrued at December 31, 2003             $ 63          $863       $2,099    $3,025
                                                   ====          ====       ======    ======
In August 2003, the Company settled its litigation with a software developer and reversed a previously recorded liability of $1.3 million which was no longer needed (See Note 10).

During the second quarter of 2003, the Company purchased the minority ownership of its Netherlands subsidiary for approximately $2.6 million, pursuant to the terms of the original purchase agreement. All of the purchase price was attributable to goodwill and, as a result of an impairment analysis, was written off in accordance with SFAS 142.

During the second quarter of 2002 the Company recorded a non-recurring write-off of $13.2 million resulting from its decision to discontinue the development of internal-use computer software.

During the year ended December 31, 2001, approximately $2 million of capitalized costs associated with software projects abandoned were written off.

8.	SHAREHOLDERS' EQUITY

As required by law, certain foreign subsidiaries must retain a percentage of shareholders' capital in the respective company. Accordingly, a portion of retained earnings is restricted and not available for distribution to shareholders. Such amount at December 31, 2003 was not material.

Stock Option Plans - The Company has three fixed option plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan allows the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted and generally become exercisable ratably on the third, fourth, and fifth anniversary of the grant date. A maximum total number of 2.0 million shares may be granted under this plan of which a maximum of 800,000 shares may be of restricted stock and restricted stock units. No award shall be granted under this plan after December 31, 2005. A total of 991,828 options were outstanding under this plan as of December 31, 2003.

The 1995 Stock Option Plan for Non-Employee Directors - This plan provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. This plan will terminate the day following the tenth annual shareholders meeting. A total of 46,000 options were outstanding under this plan as of December 31, 2003.

The 1999 Long-term Stock Incentive Plan, as amended - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan, restricting the awards to non-qualified stock options authorized by the Compensation Committee of the Board of Directors. A maximum of 5.0 million shares may be granted under this plan. No award shall be granted under this plan after December 31, 2009. A total of 1,783,474 options were outstanding under this plan as of December 31, 2003.

The following table reflects the plan activity for the years ended December 31, 2003, 2002 and 2001:

                                                    For Shares         Option Prices
                                                    ----------         -------------
               Outstanding, January 1, 2001          2,126,632        $  7.19 to $39.06
               Granted                                 849,917        $  1.95 to $ 2.45
               Cancelled                            (1,301,058)       $  1.95 to $26.88
               Outstanding, December 31, 2001        1,675,491        $  1.95 to $39.06
               Granted                                 591,375        $  3.05 to $ 3.39
               Cancelled                              (175,551)       $  1.95 to $18.41
               Outstanding, December 31, 2002        2,091,315        $  1.95 to $39.06
               Granted                               1,072,700        $  1.76 to $ 3.36
               Exercised                              (184,341)       $  1.76 to $ 3.05
               Cancelled                              (158,372)       $  1.76 to $39.06
               Outstanding, December 31, 2003        2,821,302        $  1.76 to $18.41
The following table summarizes information for the three years ended December 31, 2003 concerning currently outstanding and exercisable options:

                                                     2003                        2002                        2001
                                          ------------------------     ------------------------    ------------------------
                                                  Weighted-Average             Weighted Average            Weighted Average
                                          Shares   Exercise Price      Shares   Exercise Price     Shares   Exercise Price
                                          ------   --------------      ------   --------------     ------   --------------

     Outstanding at beginning of year  2,091,315       $ 5.01       1,675,491       $ 6.05      2,126,632      $14.70
     Granted ......................... 1,072,700       $ 1.80         591,375       $ 3.05        849,917      $ 1.96
     Exercised .......................  (184,341)      $ 2.27
     Cancelled .......................  (158,372)      $ 9.68        (175,551)      $ 8.36     (1,301,058)     $17.52
                                       ---------                    ---------                   ---------
     Outstanding at end of year ...... 2,821,302       $ 3.70       2,091,315       $ 5.01      1,675,491      $ 6.05
                                       =========                    =========                   =========

     Options exercisable at year end.. 1,483,287                    1,093,294                     478,413
     Weighted average fair value per
       option granted during the year.     $0.81                        $0.67                       $0.89

     As of December 31, 2003:
          Range of                               Weighted-Average   Weighted-Average                Weighted-Average
          Exercise               Number             Remaining           Exercise        Number          Exercise
           Price              Outstanding        Contractual Life        Price        Exercisable        Price
     -----------------        -----------        ----------------   ----------------  -----------   ----------------
     $  1.76 to $  5.00        2,152,602               8.42             $  2.15          814,587        $  2.69
     $  5.01 to $ 15.00          583,700               5.80             $  7.42          583,700        $  7.42
     $ 15.01 to $ 18.41           85,000               2.34             $ 17.62           85,000        $ 17.62
                               ---------                                               ---------
     $  1.76 to $ 18.41        2,821,302               7.69             $  3.70        1,483,287        $  5.41
                               =========                                               =========
9.	INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

     Years Ended December 31                      2003           2002           2001
     -----------------------                      ----           ----           ----
          United States                         $ 18,359      $ (6,731)      $(10,390)
          Foreign                                 (7,425)       (2,276)        11,432
                                                --------      --------       --------
          Total                                 $ 10,934      $ (9,007)      $  1,042
                                                ========      ========       ========
The provision (benefit) for income taxes consists of the following (in thousands):

     Years Ended December 31                      2003           2002           2001
     -----------------------                      ----           ----           ----

          Current:
             Federal                           $  5,247       $ (3,037)      $ (9,256)
             State                                  709            758           (730)
             Foreign                              1,214          4,715          2,446
                                               --------       --------       --------
             Total current                        7,170          2,436         (7,540)
                                               --------       --------       --------

          Deferred:
             Federal                              1,932         (3,800)        6,777
             State                                 (864)          (604)          585
             Foreign                             (2,915)           929           567
                                               --------       --------       --------
             Total deferred                      (1,847)        (3,475)        7,929
                                               --------       --------       --------

             Total                             $  5,323       $ (1,039)      $   389
                                               ========       ========       =======
Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense (benefit) and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

     Years Ended December 31                                     2003        2002        2001
     -----------------------                                     ----        ----        ----

     Income tax (benefit) at Federal statutory rate            $ 3,827     $(3,152)    $   365
     State and local income taxes, net of federal tax benefit      461        (111)        145
     Non-deductible goodwill impairment                            900
     Tax credits                                                              (906)
     Foreign operating losses with no benefit provided             158         542         575
     Foreign income taxed at different rates                        91         949
     Change in valuation allowances                             (1,174)        288      (1,118)
     Prior year assessments                                                  1,318
     Other items, net                                            1,060          33         422
                                                               -------     -------     -------
                                                               $ 5,323     $(1,039)    $   389
                                                               =======     =======     =======
The deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                                           2003       2002
                                                                           ----       ----
     Current:
        Deductible assets.............................................  $  (640)   $  (855)
        Accrued expenses and other liabilities........................   11,069     10,700
        Non-deductible assets.........................................      837        615
        Other.........................................................     (436)       183
        Valuation allowances..........................................     (698)    (1,570)
                                                                        -------    -------
            Total current.............................................   10,132      9,073
                                                                        -------    -------

     Non-current:
        Net operating loss and credit carryforwards...................    8,766      4,359
        Foreign currency translation adjustments......................   (1,635)     1,395
        Accelerated depreciation......................................   (1,539)      (853)
        Intangible and other assets...................................   13,630     15,137
        Valuation allowances..........................................   (4,616)    (4,938)
                                                                        -------    -------
            Total non-current.........................................   14,606     15,100
                                                                        -------    -------
                Total.................................................  $24,738    $24,173
                                                                        =======    =======
The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of $13.9 million as of December 31, 2003, since these earnings are indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire from 2004 through 2008 except for carryforwards in the Netherlands, which have no expiration. In accordance with SFAS 109 "Accounting for Income Taxes", the Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state net operating loss carryforwards where it is not likely they will be realized.

The Company's federal income tax returns for fiscal years 2000 through 2002 are currently being audited by the Internal Revenue Service. Although proposed adjustments have not been received for these years and the outcome of tax audits is always uncertain, management believes the ultimate outcome of the audit will not have a material adverse impact on the Company's consolidated financial statements.

10.	COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through February 2014. The Company currently leases one facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers (see Note 4).

At December 31, 2003, the future minimum annual lease payments for related and third-party leases were as follows (in thousands):

                                                                          Related
                                                           Third Party     Party
                                             Capitalized    Operating    Operating
                                                Leases        Leases       Lease       Total
                                             -----------   -----------   ----------    ------

     2004                                         $433        $6,666         $612      $7,711
     2005                                          403         6,516          612       7,531
     2006                                          388         5,899          612       6,899
     2007                                          299         5,002          612       5,913
     2008                                          125         3,984                    4,109
     2009-2013                                                11,031                   11,031
     2014                                                         32                       32
                                                ------       -------       ------     -------

     Total minimum lease payments                1,648       $39,130       $2,448     $43,226
                                                             =======       ======     =======
     Less amount representing interest              57
                                                ------
     Present value of minimum capitalized
     lease payments (including current
     portion of $405)                           $1,591
                                                ======
Assets recorded under capital leases are included in Property, Plant and Equipment as follows (in thousands):

                                                                 December 31,
                                                            -------------------
                                                              2003         2002
                                                            ------         ----
          Furniture and fixtures,  office, computer
              and other equipment                           $1,680         $117
          Accumulated amortization                             123           26
                                                            ------         ----
                                                            $1,557         $ 91
                                                            ======         ====
Annual rent expense aggregated approximately $7,693,000, including $612,000 to related parties, for 2003, $8,164,000, including $1,071,000 to related parties, for 2002 and $7,869,000, including $1,224,000 to related parties, for 2001.

Guarantees - The Company has provided financial guarantees from time to time to a number of vendors on behalf of its 50%-owned joint venture (see Note 1) for trade obligations in the normal course of its business. The amount of such guarantees is limited to $7 million pursuant to the terms of the Company's revolving credit agreement. As of December 31, 2003 the amount of such guarantees totaled $1.5 million. The Company has not been required to perform on any of these guarantees and, as a result, estimates that the fair value of these guarantees is minimal. Accordingly, the Company has recorded no liabilities for these guarantees at December 31, 2003.

Litigation - In August 2003 the Company entered into a settlement agreement with a software developer of a new customer order management software system that was being written for the Company's internal use. The specific terms of the settlement agreement are confidential; however, none of the terms had a material effect on the business or the consolidated financial statements of the Company.

The Company has also been named as a defendant in other lawsuits in the normal course of its business, including those involving commercial, tax, employment and intellectual property related claims. Management of the Company, based on discussions with legal counsel, believes the ultimate resolution of these lawsuits will not have a material effect on the Company's consolidated financial statements.

Contingency - The Company is required to collect sales tax on certain of its sales. In accordance with current laws, approximately 16% of the Company's 2003, 2002 and 2001 domestic sales were subject to sales tax. Changes in law could require the Company to collect sales tax in additional states.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $408,000 in 2003, $442,000 in 2002 and $482,000 in 2001.

Liabilities accrued by certain foreign entities for employee termination indemnities, determined in accordance with labor laws and labor agreements in effect in the respective country, were not material.

Foreign Exchange Risk Management - The Company has no involvement with derivative financial instruments and does not use them for trading purposes. The Company may enter into foreign currency options or forward exchange contracts to hedge certain foreign currency transactions. The intent of this practice would be to minimize the impact of foreign exchange rate movements on the Company's operating results. As of December 31, 2003, the Company had no outstanding forward exchange contracts.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash, trade account receivables, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2003 and 2002, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks and the term loan payable are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's mortgage loan payable was $8.8 million at December 31, 2003 and 2002.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base.

11.	SEGMENT AND RELATED INFORMATION

Pursuant to SFAS 131 "Disclosure About Segments of an Enterprise and Related Information", the Company determined that it is engaged in a single reportable segment which markets and sells various business products. The Company's product offerings include personal computers (PCs), computer related products, industrial products and office products and are monitored for sales trends and profitability in these sub-categories. Products are marketed through an integrated system of direct mail catalogs, a network of major account sales representatives and proprietary e-commerce Internet web-sites.

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

                                                          Net Sales
                                         ------------------------------------------
                                             2003           2002           2001
                                         ------------   ------------   ------------
     North America                        $1,026,233     $  963,805     $  982,615
     Europe                                  631,545        587,712        564,360
                                             -------        -------        -------
     Consolidated                         $1,657,778     $1,551,517     $1,546,975
                                          ==========     ==========     ==========
Revenues are attributed to countries based on location of selling subsidiary.

                                              Long-Lived Assets
                                              -----------------
                                             2003           2002
                                             ----           ----
     North America                         $ 36,571       $ 41,832
     Europe                                  32,076         29,301
                                             ------         ------
     Consolidated                          $ 68,647       $ 71,133
                                           ========       ========
12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows (in thousands, except for per share amounts):

                                                 First             Second             Third              Fourth
     2003                                       Quarter            Quarter           Quarter             Quarter
     ----                                       ------             -------           -------             -------
     Net sales..............................  $ 426,461           $ 388,798         $ 405,011           $ 437,508
     Gross profit............................ $  72,478           $  63,525         $  67,111           $  65,155
     Net income (loss)....................... $   5,035           $  (1,864)        $   1,907           $     533
     Net income (loss) per common share:
              Basic .........................     $ .15              $ (.05)            $ .06               $ .02
              Diluted........................     $ .15              $ (.05)            $ .05               $ .02

                                                 First             Second             Third              Fourth
     2002                                       Quarter            Quarter           Quarter             Quarter
     ----                                       ------             -------           -------             -------
     Net sales............................... $ 412,260           $ 363,771         $ 372,139           $ 403,347
     Gross profit............................ $  73,848           $  61,939         $  62,726           $  67,075
     Net income (loss) ...................... $ (50,386)          $  (8,827)        $    (727)          $   1,001
     Net income (loss) per common share:
              Basic and diluted..............   $ (1.48)             $ (.26)            $(.02)              $ .03